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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                    Burlington Northern Santa Fe Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12189T104
                                 (CUSIP Number)

                              Robert M. Hart, Esq.
                    Senior Vice President and General Counsel
                              Alleghany Corporation
                                 375 Park Avenue
                            New York, New York 10152
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                             Aileen C. Meehan, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-6910

                                 August 9, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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CUSIP No. 12189T104
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1.       Name of Reporting Person
         SS or IRS Identification No. of Above Person

         Alleghany Corporation
         51-0283071

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

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3.       SEC Use Only

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4.       Source of Funds (See Instructions)

         00
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to items
         2(d) or 2(e) [ ]

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6.       Citizenship or Place of Organization

         Delaware

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Number of Shares Beneficially Owned by Each        7.   Sole Voting Power
Reporting Person With                                   14,869,773
                                                   8.   Shared Voting Power
                                                         7,424,469
                                                   9.   Sole Dispositive Power
                                                        14,869,773
                                                   10.  Shared Dispositive Power
                                                         7,424,469

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         22,294,242


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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [  ]

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13.      Percent of Class Represented by Amount in Row (11)

         4.7%

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14.      Type of Reporting Person (See Instructions)

         CO



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                  This Statement is filed by Alleghany Corporation
("Alleghany"), a Delaware corporation having its principal executive offices at 375 Park Avenue, New York, New York 10152, and relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Burlington Northern Santa Fe Corporation ("BNSF"), a Delaware corporation having its principal executive offices at 2650 Lou Menk Drive, Forth Worth, Texas 76131-2830. This Amendment No. 1 amends the Schedule 13D Statement filed by Alleghany on September 22, 1995, by furnishing the information set forth below.

Item 5.  Interest in Securities of the Issuer.

                  Alleghany previously reported beneficial ownership of 7,431,414 shares of the Common Stock of BNSF or approximately 5.2% of the outstanding shares of the Common Stock of BNSF, based upon an estimated 142,000,000 shares of Common Stock outstanding as reported in a press release issued by BNSF on September 22, 1995. On September 1, 1998, BNSF effected a three-for-one stock split, resulting in ownership by Alleghany of 22,294,242 shares of Common Stock. Due to changes over time in the number of outstanding shares of Common Stock of BNSF, the 22,294,242 shares of Common Stock owned by Alleghany currently represent approximately 4.7% of the outstanding shares of Common Stock of BNSF, based on the number of shares reported in BNSF's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 as being outstanding at April 30, 1999. Accordingly, Alleghany is no longer the beneficial owner of more than five percent of the outstanding shares of Common Stock of BNSF.

                  John J. Burns, Jr., President and chief executive officer of Alleghany, is a member of the Board of Directors of BNSF. Mr. Burns beneficially owns 19,822 shares of Common Stock of BNSF, including 4,227 shares of restricted stock awarded to Mr. Burns under the BNSF Non-Employee Directors' Stock Plan, 9,000 shares which may be acquired within 60 days upon


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exercise of stock options awarded to Mr. Burns under the BNSF Non-Employee
Directors' Stock Plan, and 3,562 phantom stock units held by Mr. Burns as of January 31, 1999 under the BNSF Deferred Compensation Plan for Directors.








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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 1999


                              ALLEGHANY CORPORATION


                              By:  /s/ Peter R. Sismondo
                                   Peter R. Sismondo
                                   Vice President, Treasurer, Controller and
                                   Assistant Secretary












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